UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
John Hayden Brand LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 24, 2020

Physical address of issuer
1 Parsonage Road, Greenwich, CT 06830

Website of issuer
https://www.johnhayden.net/

Name of intermediary through which the Offering will be conducted
Flair Exchange

CIK number of intermediary
0001753573

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SEC file number of intermediary
007-00172

CRD number, if applicable, of intermediary
299140

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
1.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital

Type of security offered
Revenue Share Agreement

Target number of Securities to be offered
30,000

Price (or method for determining price)
$1.00

Target offering amount
$30,000.00

Oversubscriptions accepted:
☐ Yes
☑ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$30,000.00

Deadline to reach the target offering amount
October 31, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

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Current number of employees
1

	Most recent fiscal year-end	**Prior fiscal year-end**

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

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July 1, 2020

FORM C

Up to $30,000.00

John Hayden Brand LLC

Revenue Share Agreement

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by John Hayden Brand LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Revenue Share Agreement of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $30,000.00 and up to $30,000.00 from Investorrs in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $10.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Flair Exchange (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$10.00	$0	$10
Aggregate Minimum Offering Amount	$30,000.00	$300	$29,700
Aggregate Maximum Offering Amount	$30,000.00	$300	$29,700

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(1) This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.johnhayden.net/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is February 24th, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER

RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the

circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

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ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.johnhayden.net/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

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(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

John Hayden Brand LLC (the "Company") is a Delaware Limited Liability Company, formed on February 24, 2020.

The Company is located at 1 Parsonage Road, Greenwich, CT 06830.

The Company's website is https://www.johnhayden.net/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company is planning to engage in marketing, promoting, and licensing the brand name of John Hayden and securing sponsorships and endorsement deals, including broadcasting and speaking fees. The Company business model relies on the continued growth of the athlete brand name as a current NHL professional athlete.

The Offering

Minimum amount of Revenue Share Agreement being offered	30,000
Total Revenue Share Agreement outstanding after Offering (if minimum amount reached)	45,000
Maximum amount of Revenue Share Agreement	30,000
Total Revenue Share Agreement outstanding after Offering (if maximum amount reached)	45,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$10.00
Offering deadline	October 31, 2021
Use of proceeds	See the description of the use of proceeds on page 20 hereof.
Voting Rights	See the description of the voting rights on page 25 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future.

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We are a newly formed company. The Company has no operating history and has not generated any revenues. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We are a newly formed company. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. There can be no assurances that we will ever operate profitably. There are no guarantees that the Company will succeed. Do not invest what you can not afford to lose. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Our management team has limited experience in the brand marketing industry and has not managed a business with similar risks and challenges specific to our business.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

The development and commercialization of our brand are highly competitive.

We face competition with respect to any licensing, endorsements, and sponsorships that we may seek in the future. Our competitors include major brands worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing and thus may be better equipped than us to develop and commercialize their brands and exposure. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their brand more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our brand will achieve initial market acceptance and our ability to generate meaningful revenues.

The Company's success depends on key personnel.

In particular, the Company is dependent on John Hayden who is CEO of the Company. The loss of John Hayden could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

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We are subject to income taxes as well as non-income based taxes in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Changes in rules and government regulations could adversely impact our business.
The entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our brand name is also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our brand name is regulated. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.
We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business. Such changes may impact the revenue we are able to generate from our traditional distribution methods. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.
We create and distribute media and advertising content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these contents depends on our ability to consistently create, market and distribute content that meet the changing preferences of the broad domestic and international consumer market.

If our content does not achieve sufficient consumer acceptance, our businesses may be adversely affected.

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Our business could be adversely affected if there is a decline in licensing, endorsement, sponsorship, and advertising spending ("advertising").

A decline in the economic prospects of advertisers or the economy in general could cause companies and current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable. In addition, advertisers' willingness to purchase advertising from the Company may be adversely affected by a decline in audience preferences for our content.

Limited rights for investors.

Investors in this offering will not have any voting rights in the Company. The CEO is with full, exclusive, and complete discretion, power, and authority, to manage, control, administer, and operate the business and affairs of the Company for the purposes herein stated. Therefore, the CEO may make decisions that the Investors disagrees with or that negatively affects the value of the Investor's securities in the Company and the Investors will have no recourse to change these decisions. The CEO will try to make decisions that are in the Company's best interest.

Risks Related to the Securities

The Revenue Share Agreement will not be freely tradable until one year from the initial purchase date. Although the Revenue Share Agreement may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Revenue Share Agreement. Because the Revenue Share Agreement have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Revenue Share Agreement have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Revenue Share Agreement may also adversely affect the price that you might be able to obtain for the Revenue Share Agreement in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide.

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Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company is planning to engage in marketing, promoting, and licensing the brand name of John Hayden and securing sponsorships and endorsement deals, including broadcasting and speaking fees. The Company business model relies on the continued growth of the athlete brand name as a current NHL professional athlete.

Business Plan

Overview: John Hayden Brand LLC (the "Company") is a marketing company that was formed to promote and license the brand of John Hayden as an NHL professional athlete ("Talent"). The Talent currently plays with the New Jersey Devils team. The Company is planning to engage in marketing, promoting, and licensing the brand name of the Talent and securing endorsement deals, including broadcasting and speaking fees. The markets and industry segments in which we promote our brand are highly competitive. The Company business model relies on the continued growth of the Talent brand name as a current NHL professional athlete. Revenue Streams: The Company will mainly earn revenues through brand licensing, endorsements, sponsorships, and paid TV and event appearances. Key Partnership: John Hayden has Creative Artist Agency ("CAA") as his agent. CAA represents thousands of the world's leading athletes, actors, musical artists and has a global network of strategic partners. CAA is recognized by Forbes as "The World's Most Valuable Sports Agency," and has a proven track record of working with global brands. CAA helps connect athletes with its partners to create a wide range of revenue and marketing opportunities, including endorsements, appearances, and licensing. Brand Development Strategy: The Company will manage the brand with expertise and discipline to promote and distribute our brand across a wide variety of customer segments and engage consumers in many facets of their lives. With a strategic focus on sports and wellness, we will mainly aim to evolve our brand in accepting endorsements, licensing, and sponsors that advocate for athlete empowerments or that will positively resonate with our targeted audiences. Customer Channels: The Company plans to utilize Talent's established fan base to grow the brand to generate revenue streams. The Talent has already developed his fan base across the United States through playing with the NHL Chicago Blackhawks, NHL New Jersey Devils, and Yale University Ice Hockey team. Furthermore, the Company will leverage the potential power of the crowd that may come after a successful funding campaign to increase brand engagement and awareness. The Company will use data analytics tools to identify the most active demographics/regions and accept promoting targeted products and services for each area. The Talent plans to attend local promotional events for products and services and connect directly with fans. [1]

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[1] What is the Company's role in your promotional, marketing, and endorsement activity? Are there any agreements in place between you and the Company as to how it will manage your promotional activities and its right to some

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Marketing Company	Brand marketing and licensing	Brand marketing and licensing

Not applicable.

Brand marketing and licensing can span across multiple channels of distributions including, but not limited to, TV, social media, and brand marketing agency.

Competition

The Company's primary competitors are All professional athletes' brands across multiple professional leagues in the US.

The markets in which our brand is promoted are highly competitive. Our brand competes against similar brands of many reputable professional athletes, including the well-known global brand. These markets are characterized by a frequent brand introduction and rapid taste change. The Company's competitors may aggressively compete for the exact endorsement deals and sponsors. Principal competitive factors important to the Company include team location, social media presence, reputation, athletic performance, and marketing and distribution capability.

Supply Chain and Customer Base

Not Applicable.

The Company's customers are advertisers or businesses eager to connect with our brand audience and fans.

Intellectual Property

The Company is dependent on the following intellectual property:

An Exclusive Endorsement Rights Agreement executed between the Company and John Hayden.

Governmental/Regulatory Approval and Compliance

Not Applicable.

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payment in connection therewith? If there are any agreements contemplated or outstanding, please provide them for our review.

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Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1 Parsonage Road, Greenwich, CT 06830

The Company has the following additional addresses:

The Company conducts business in Connecticut.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	1.00%	$300	1.00%	$300
Total	**1.00%**	**$300**	**1.00%**	**$300**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.
After deducting the intermediary fees for the campaign and put aside some funds for potential accounting and other general expenses, the remaining funds will be disbursed to the key personnel John Hayden for his services and work promoting the brand through securing endorsement deals, licensing the brand, and acquiring sponsorships.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company and the management team will have broad discretion in using these proceeds.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

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The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

John Hayden

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO. February 2020 - Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO.

Education

Yale University B.A. in Political Science.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employees in United States.

CAPITALIZATION AND OWNERSHIP

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Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC Membership Interests
Amount outstanding	100%
Voting Rights	100%
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	

The Company has the following debt outstanding:

Ownership

The Company is solely owned by CEO John Hayden.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
John Hayden	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

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We are a pre-revenue company.

The Company intends to achieve profitability in the next 24 months by securing endorsement deals, licensing the brand, and acquiring sponsorships and paid TV and appearances fees. After a successful Offering, the support of the crowd-investors will play a critical role in achieving this milestone and helping the Company promote the brand nationwide.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in maintaining the business and compensating the key personnel for his services and work in promoting the brand through securing endorsement deals, licensing the brand, and acquiring sponsorships, and traveling for in person appearances. The proceeds will not have a material effect on our liquidity.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 30,000 of Revenue Share Agreement for up to $30,000.00. The Company is attempting to raise a minimum amount of $30,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 31, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will not accept investments in excess of the Minimum Amount.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $10.00.

The Offering is being made through Flair Exchange, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

1.0% of the amount raised

Stock, Warrants and Other Compensation

.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

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We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), we will have membership interests outstanding.

The material terms of the Security are as follows:

• The Revenue Sharing Agreement subscription agreement ("Agreement" or "Security") being offered in this offering has been determined by the Company as a direct ratio to the funding amount. The Company did not employ investment banking firms or other outside organizations to make an independent evaluation. The offering price should not be considered to be indicative of the actual value of the securities offered pursuant to this Form C. • The Principal Investment is the amount invested by the investor. One hundred percent (100%) of the Business Revenue should be paid to Investor (and to all other Investors with current outstanding securities based on their pro rata share in this offering) until each investor, if ever, has received an aggregate amount equal to one hundred and five percent (105%) of his/her Principal Investment ("Minimum Repayment"). • The Minimum Repayment will be secured and guaranteed to the investor upon the effective date of the subscription agreement by the Company and the CEO, John Hayden ("Guarantor"). The Company and CEO also authorize Investor to file a financing statement to perfect this security interest. • Once the investors on aggregate have received the Minimum Repayment, the Company will continue paying 50% of the Business Revenue until investors have received 1.5x their Principal Investment ("Repayment Cap"), subject to the Agreement Term. • There is no set repayment schedule, as payments may be made on a monthly or quarterly basis. • See the details in the Revenue Sharing Agreement security attached.

Voting and Control

The Securities have the following voting rights: Investors in the Revenue Sharing Agreement units do not have any voting rights in the Company. As a result, the Founder, as a majority voting shares holder, could limit Investors rights in a material way.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended,

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3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does have the right to repurchase the Revenue Share Agreement upon the following conditions, . Upon such repurchase, Purchasers are guaranteed a return on their investment of The Company will continue paying 50% of the Business Revenue until investors have received 1.5x their Principal Investment ("Repayment Cap"), subject to the Agreement Term..

The Minimum Repayment will be secured and guaranteed to the investor upon the effective date of the subscription agreement by the Company and the CEO, John Hayden ("Guarantor"). The Company and CEO also authorize Investor to file a financing statement to perfect this security interest.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

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TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

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SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/John Hayden
_____
(Signature)

John Hayden
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/John Hayden
_____
(Signature)

John Hayden
_____
(Name)

CEO
_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

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Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

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I, John Hayden, being the founder of John Hayden Brand LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/John Hayden
(Signature)

John Hayden
(Name)

CEO
(Title)

(Date)

EXHIBITS

Exhibit A   Financial Statements

John Hayden
Brand, LLC

Financial Statement
(Unaudited)

As of
January 31, 2021

John Hayden Brand, LLC
Table of Contents Financial Statements
(unaudited)

John Hayden Brand, LLC

BALANCE SHEET

As of Jan 31, 2021

	TOTAL
ASSETS	
TOTAL ASSETS	**$0.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	
Total Accounts Payable	
Total Current Liabilities	
Total Liabilities	
Equity	
Retained Earnings	
Net Income	
Total Equity	
TOTAL LIABILITIES AND EQUITY	**$0.00**

John Hayden Brand, LLC

PROFIT AND LOSS

Feb 1, 2020 - Jan 31, 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Legal & Professional Services	
Total Expenses	**$0.00**
NET INCOME	**$0.00**

John Hayden Brand, LLC

STATEMENT OF CASH FLOWS

Feb 1, 2020 - Jan 31, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$0.00**
Net cash provided by operating activities	**$0.00**
NET CASH INCREASE FOR PERIOD	$0.00
CASH AT END OF PERIOD	$0.00

Notes:

Note 1- General
John Hayden Brand, LLC (the "Company"), was incorporated on February 24, 2020 in the state of Delaware.

The Company is a marketing company planning to engage in marketing, promoting, and licensing the brand name of John Hayden and securing sponsorships endorsement deals, including broadcasting and speaking fees.

As of this reporting date, no other business activities have begun.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Use of Estimates

The preparation of the financial statements is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosed in the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all monies in banks and highly liquid investments with maturity dates of less than three months. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

Note 3 – Cash and Cash Equivalents

Cash and Cash equivalents consist of the following:

Cash in bank –
        Total: $0.00

Note 4 – Members' Equity
As of reporting date, the Company has no contributions from members.

Note 5 – Related Party Transactions

The Company has no other reportable related party transactions.

Note 6 – Subsequent Events

Management of the Company has evaluated material events or transactions subsequent to February 24, 2020 through January 31, 2021, the date these financial statements were available to be issued and determined that there was no material subsequent event that would be reported in the financial statements.

I, Mayur Vyas, certify that:

(1) the financial statements of the Company included in this Form are true and complete in all material respects; and

(2) New corporation, no tax returns have been filed.


_____

Mayur Vyas, CPA